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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. ____)*

Armstrong World Industries, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
04247X102
(CUSIP Number)
October 10, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	04247X102

1	NAMES OF REPORTING PERSONS:
	Dean M. Trafelet, in his capacity as the Future Claimants’ Representative under the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust Agreement, effective October 2, 2006.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,981,480

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	36,981,480 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	68.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)      See Item 4 below:

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
(a)	Amount purportedly beneficially owned:

Dean Trafelet, in his capacity as the Future Claimants’ Representative (the “FCR”) under the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust Agreement, effective October 2, 2006 (the “Agreement”), may be deemed to be a member of a group of persons (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Trust”), among others, which Trust, according to a Form 3 filed thereby, is the beneficial owner of 36,981,480 shares of Common Stock, representing 68.4% of the outstanding shares of Armstrong World Industries, Inc., by virtue of Mr. Trafelet, in his capacity as FCR, having certain consent rights with respect to the voting of the Common Stock held by the Trust. Notwithstanding anything to the contrary contained herein, the filing of this Schedule 13G by Mr. Trafelet should not be construed as an admission that Mr. Trafelet is, and Mr. Trafelet disclaims that he is, the beneficial owner, within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-3 thereunder, of any of the securities of Armstrong World Industries, Inc.

(b)	Purported Percent of Class:

See above.

(c)	Number of shares as to which each Reporting Person purportedly has:
(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

36,981,480

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0
Item 5.	Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
          The Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Or Control Person
          Not applicable.
Item 8.	Identification and Classification of Members of the Group
          The FCR may be deemed to be in a “group” with the Trust. See item 4(a) above. Notwithstanding anything to the contrary contained herein, the filing of this Schedule 13G by Mr. Trafelet should not be construed as an admission that Mr. Trafelet is, and Mr. Trafelet disclaims that he is, the beneficial owner, within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-3 thereunder, of any of the securities of Armstrong World Industries, Inc.
Item 9.	Notice of Dissolution of Group
          Not applicable.
Item 10.	Certifications
          Not applicable.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 18, 2007

By:	/s/ Dean M. Trafelet

Name:	Dean M. Trafelet, as Future Claimants’
Representative under the Armstrong World
Industries, Inc. Asbestos Personal Injury
Settlement Trust Agreement, effective
October 2, 2006